Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Occidental Petroleum Corporation
Occidental Petroleum Corporation Savings Plan:

We consent to the incorporation by reference in the registration statement (333‐83124) on Form S‐8 of Occidental Petroleum Corporation of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11‐K of the Occidental Petroleum Corporation Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 26, 2015